SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Subject Company)

INTERTRUST TECHNOLOGIES CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46113Q109
(CUSIP Number of Class of Securities)

David Lockwood
President and Chief Executive Officer
InterTrust Technologies Corporation
4800 Patrick Henry Drive
Santa Clara, California 95054
(408) 855-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500	Roger Aaron, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10035 (212) 735-3000

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by InterTrust Technologies Corporation on November 22, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

Item 4 is amended and supplemented by deleting the text in the subsection entitled “Litigation Related to the Merger and the Effect of a Tender by a Majority of Outstanding Shares” and inserting the following in its place:

The California Actions.    On November 13, 2002, two alleged holders of InterTrust Common Stock filed substantially identical complaints in California Superior Court for Santa Clara County naming as defendants each of the directors of InterTrust (together, the “Directors”). The first complaint is captioned Fabrizio Righetti v. Curtis A. Hessler, et al., Case No. CV812654 (the “Righetti Action”). The second complaint is captioned Jung-Ho Nam v. Curtis A. Hessler, et al., Case No. CV812655 (the “Nam Action” and, together with the Righetti Action, the “California Actions”). A copy of the complaint in the Righetti Action is attached to this Schedule 14D-9 as Exhibit 18. A copy of the complaint in the Nam Action is attached to this Schedule 14D-9 as Exhibit 19. Both Mr. Righetti and Mr. Nam (together, the “California Plaintiffs”) purport to bring the California Actions on behalf of a class consisting of all holders of InterTrust Common Stock, except the Directors and their affiliates.

The California Plaintiffs claim that, in pursuing a strategic transaction with Parent and Buyer and approving the Merger Agreement, the Directors breached their fiduciary duties to holders of InterTrust Common Stock by, among other things, allegedly engaging in self-dealing, failing to obtain the highest price reasonably available for InterTrust and its shareholders, and failing to properly value InterTrust. Plaintiffs also allege that the proposed transaction with Parent and Buyer is the result of a “flawed” process that was designed to ensure the sale of InterTrust to Fidelio on terms preferential to Fidelio and in violation of the rights and interests of the Company’s public stockholders. Plaintiffs seek, among other things, a declaration that the Merger Agreement was entered into in breach of the Directors’ fiduciary duties, a preliminary and permanent injunction to enjoin Directors from consummating the Merger, a direction to the Directors to exercise their fiduciary duties to obtain a transaction that is in the best interests of InterTrust’ stockholders, rescission of the Merger or any of the terms thereof to the extent implemented, and an award of costs and disbursements, including reasonable attorneys’ and experts’ fees. See Exhibits 18 and 19 to this Schedule 14D-9 for a full and complete statement of the California Plaintiffs’ allegations.

The Delaware Action.    On November 27, 2002, two alleged holders of InterTrust Common Stock filed a complaint in the Delaware Court of Chancery (the “Court of Chancery”) naming as defendants each of the Directors, InterTrust and Parent. The complaint is captioned James Kaufman, et al. v. Curtis A. Hessler, et al., Case No. 20059-NC (the “Delaware Action”). A copy of the complaint in the Delaware Action is attached to this Schedule 14D-9 as Exhibit 20. The plaintiffs in the Delaware Action (the “Delaware Plaintiffs”) purport to bring the Delaware Action on behalf of a class consisting of all holders of InterTrust Common Stock, except the defendants and their affiliates.

The Delaware Plaintiffs allege that the Directors, aided and abetted by Parent, breached their fiduciary duties in approving the Merger Agreement. Among other things, the Delaware Plaintiffs assert that the Directors failed to take necessary and appropriate steps to maximize the value of InterTrust common stock, agreed in the Merger Agreement to pay an allegedly excessive termination fee to Parent under certain circumstances and approved in connection with the Merger Agreement the licensing to Sony and Philips of rights under InterTrust’s patents in exchange for up-front payments of $18.5 million that the Delaware Plaintiffs assert operates as a “lock up” to preclude competing offers for InterTrust. See Exhibit 20 to this Schedule 14D-9 for a full and complete statement of the Delaware Plaintiffs’ allegations.

The Delaware Action seeks, among other things, an order directing the Directors to fulfill their fiduciary duties, enjoining the Offer and Merger, awarding the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees.

On December 2, 2002, the Delaware Plaintiffs filed in the Court of Chancery motions for expedited proceedings, including expedited discovery, and for an order preliminarily enjoining the Offer. There has been no formal discovery to date in either the California Actions or the Delaware Action (together with the California Actions, the “Actions”).

Based on its review of the complaints, InterTrust believes that the allegations in the Actions are without merit and intends, along with the Directors, to defend the Actions vigorously.

In the event that a majority of the shares of InterTrust Common Stock tender their Shares in the Offer, InterTrust and the Directors intend to rely upon the acceptance of the Offer in defense of the claims asserted in the Actions. Specifically, InterTrust and the Directors intend to argue that the tender by the holders of a majority of the shares of InterTrust Common Stock in the Offer constitutes a ratification or acceptance of the conduct that is the subject of the complaints in the Actions. InterTrust and the Directors further intend to argue that such ratification or acceptance constitutes a complete defense to the claims asserted in the Actions or otherwise operates to protect them from liability or increase the plaintiffs’ burdens of pleading and proof in the Actions. In addition, Defendants intend to argue that any holder of shares of InterTrust Common Stock who tenders Shares in the Offer has acquiesced in the transaction and cannot attack it or participate as a class member in the Actions or any later-filed lawsuit seeking damages relating to the Merger Agreement or the transactions related thereto.

Item 8.    Additional Information to be Furnished.

Item 8 is amended by deleting the text in the second paragraph in the subsection entitled “Antitrust – United States” and inserting the following two paragraphs in its place:

Under the HSR Act, the purchase of shares of InterTrust Common Stock in the Offer may not be completed until the expiration of the 30-calendar-day waiting periods following the filing by each of Philips and SCA of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting periods are earlier terminated by the FTC and the Antitrust Division. Philips filed its Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares in the Offer and the Merger on November 22, 2002, and SCA filed its Premerger Notification and Report Form on December 2, 2002. As a result, the required waiting periods with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on January 2, 2003, which is the later of the expiration of the waiting periods for the Philips filing and the SCA filing, unless earlier terminated by the FTC or the Antitrust Division or a filing party receives a request for additional information or documentary material prior to the expiration of the applicable waiting period. If, within the applicable 30-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from SCA or Philips, the initial waiting period would be extended for an additional period of 30 calendar days following the date of substantial compliance with that request by SCA and Philips. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR rules. After that time, the waiting period could be extended only by court order or with filing parties’ consent. The FTC or the Antitrust Division may terminate the additional 30-calendar-day waiting period before its expiration.

In practice, complying with a request for additional information or documentary material can take a significant period of time. Although InterTrust is also required to make an HSR filing with the FTC and the Antitrust Division in connection with the Offer, neither InterTrust’s failure to make that filing nor a request made to InterTrust from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of shares of InterTrust Common Stock in the Offer and the Merger. The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Parent's and Purchaser's acquisition of shares in the Offer and the Merger. At any time before or after the Purchaser's purchase of shares, the FTC or the Antitrust Division could take action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of shares in the Offer and the Merger, the divestiture of shares purchased in the Offer or the divestiture of substantial assets of InterTrust or any of its subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof. See the subsection entitled “Certain Conditions of the Offer” in Item 3 of this Schedule 14D-9.

Division and the FTC in connection with the Offer, neither the Company’s failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

Item 9.    Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit 20	Complaint filed by James Kaufman, et al. in the Delaware Court of Chancery on November 27, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERTRUST TECHNOLOGIES CORPORATION

		By:	/S/ DAVID LOCKWOOD
		Name:	David Lockwood
		Title:	President and Chief Executive Officer

Dated:	December 5, 2002